UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Schedule 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                         AvTel Communications, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                054529 20 1
                      ----------------------------------
                               (CUSIP Number)

                               Gary Friedman
                       United Group Association, Inc.
                        4001 McEwen Drive, Suite 200
                            Dallas, Texas 75244
                               (972) 393-8703
-------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications)

                                June 1, 1998
                      -----------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Amended Schedule 13D

CUSIP NO.   054529 20 1                                Page  2    of    13
         ------------------                                 -----    -------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ronald L. Jensen
         ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]
                                                                      (b)  [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS

     00 --1,463,693 shares of Common Stock of Issuer acquired by Ronald L. Jensen from the distribution of Common Stock of the Issuer by United Group Association, Inc. described in Item 3. 731,847 shares of Common Stock disposed of by Ronald L. Jensen to Gladys Jensen as described in Item 3. 402,064 shares of Common Stock of the Issuer disposed of through Ronald L. Jensen's donation of shares of UA Plus, Inc. as described in Item 3.

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------------------
                           7   SOLE VOTING POWER

       NUMBER OF               954,321
        SHARES
      BENEFICIALLY         8   SHARED VOTING POWER
        OWNED BY
          EACH                 0
       REPORTING
         PERSON            9   SOLE DISPOSITIVE POWER
          WITH
                               954,321

                           10  SHARED DISPOSITIVE POWER

                               0
------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       954,321

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.3%

14  TYPE OF REPORTING PERSON

         IN

                              Amended Schedule 13D

CUSIP NO.   054529 20 1                             Page  3  of   10
          ----------------                              -----   -------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            United Group Association, Inc.
             Taxpayer ID No.: 75-2001810

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                    (b)  [ ]


3   SEC USE ONLY


4   SOURCE OF FUNDS

        00, Share distribution as described in Item 3.

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(D) OR 2(E)                                       [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
----------------------
                         7   SOLE VOTING POWER

       NUMBER OF             0
         SHARES
      BENEFICIALLY       8   SHARED VOTING POWER
        OWNED BY
          EACH               0
       REPORTING
         PERSON          9   SOLE DISPOSITIVE POWER
          WITH
                             0

                         10  SHARED DISPOSITIVE POWER

----------------------       0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0


14   TYPE OF REPORTING PERSON

                CO

                            Amended Schedule 13D

CUSIP NO. 054529 20 1                                   Page 4  of 10
        -------------------                                 ---    ----

ITEM 1. Security and Issuer

   Security:   Common Stock, $.01 par value per share (the "Common Stock")
               of AvTel Communications, Inc. (the "Issuer")

   Issuer:     AvTel Communications, Inc.
               130 Cremona Drive
               Suite C
               Santa Barbara, CA 93117


ITEM 2. Identity and Background

    Appendix A contains the information called for by Items 2-6 of this Amended Schedule 13D for the executive officers and directors of United Group Association, Inc.

    Ronald L. Jensen
    ----------------
    a.  Ronald L. Jensen.

    b.  Mr. Ronald L. Jensen's business address is c/o United
        Group Association, Inc., 4001 McEwen Drive, Suite 200,
        Dallas, Texas 75244.

    c. The principal occupation of Mr. Ronald L. Jensen is as Chairman of the Board of Directors of UICI, and as Director and President of United Group Association, Inc.

    d. During the last five years, Mr. Ronald L. Jensen has not been convicted in any criminal proceeding.

    e. During the last five years, Mr. Ronald L. Jensen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Ronald L. Jensen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    f.  Mr. Ronald L. Jensen is a citizen of the United States.

United Group Association, Inc.
------------------------------
a.  United Group Association, Inc. is a Texas corporation.

b. The business address of United Group Association, Inc. is 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.

c. The principal business of United Group Association, Inc. is as a licensed insurance agency.

                            Amended Schedule 13D
 CUSIP NO. 054529 20 1                                  Page 4  of 10
           ---------------                                  ---   ----


d. During the last five years, United Group Association, Inc. has not been convicted in any criminal proceeding.

e. During the last five years, United Group Association, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which United Group Association, Inc. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, state securities laws or finding any violations with respect to such laws.


ITEM 3.  Source and Amount of Funds or Other Consideration

Ronald L. Jensen
----------------
Ronald L. Jensen acquired direct beneficial ownership of 222,475 shares of Common Stock of the Issuer in exchange for 89,640 shares of common stock, par value $.01 per share ("Matrix Common Stock") of Matrix Telecom, Inc. ("Matrix") pursuant to the Stock Exchange Agreement, dated April 29, 1997, as amended August 25, 1997 (the "Stock Exchange Agreement") described in further detail under Item 4 of this Amended Schedule 13D.

Ronald L. Jensen acquired direct beneficial ownership of 1,463,693 shares of Common Stock of the Issuer from United Group Association, Inc. as a part of a distribution of shares. Ronald L. Jensen decided to transfer 731,847 of these shares to his wife, Gladys Jensen, at the time of the distribution. Pursuant to that decision, United Group Association, Inc. transferred those shares directly to Gladys Jensen. In addition, Ronald L. Jensen donated all of his shares of UA Plus, Inc. to the RJ and GJ Jensen Foundation. UA Plus, Inc. owns 402,064 shares of Common Stock of the Issuer. These distributions are described in further detail under Item 4 of the Amended Schedule 13D.

United Group Association, Inc
-----------------------------

United Group Association, Inc. acquired direct beneficial ownership of 1,463,693 shares of Common Stock of the Issuer in exchange for 589,752 shares of Matrix Common Stock pursuant to the Stock Exchange Agreement described in further detail under Item 4 of this Amended Schedule 13D.

     On June 1, 1998, United Group Association, Inc. distributed 731,846 shares of Common Stock of the Issuer to Ronald L. Jensen and 731,847 shares of Common Stock of the Issuer to Gladys Jensen.

                            Amended Schedule 13D
CUSIP NO. 054529 20 1                                   Page 5 of 10
         ----------------                                   ---  ----

ITEM 4. Purpose of Transaction

    On December 1, 1997, the Issuer acquired all of the outstanding shares of Matrix Telecom, Inc. pursuant to the Stock Exchange Agreement dated April 29, 1997, as amended on August 25, 1997. As a result of this transaction, each of the former stockholders of Matrix were issued 2.482 shares of Common Stock of the Issuer for each share of Matrix Common Stock held by such stockholder.

    Each of the reporting persons covered by this Amended Schedule 13D acquired their shares of Common Stock of the Issuer pursuant to the Stock Exchange Agreement. Subject to the restrictions on transfers described in Item 6 hereof, such persons may acquire additional Common Stock of the Issuer and dispose of their Common Stock of the Issuer in the future if they determine such acquisitions or dispositions to be economically advantageous.

    Ronald L. Jensen is the President of United Group Association, Inc.
    and owns 100% of its Common Stock. As described in Item 3, prior to June 1, 1998, United Group Association, Inc. owned certain shares of the Common Stock of the Issuer. On June 1, 1998, United Group Association, Inc. made a distribution of all its shares of Common Stock of the Issuer to Ronald L. Jensen. Ronald L. Jensen decided to give some of those shares to his wife, Gladys Jensen. Pursuant to that decision, United Group Association, Inc. distributed 731,846 shares of Common Stock of the Issuer to Ronald L. Jensen while Gladys Jensen received 731,847 shares of Common Stock of the Issuer.

    In addition, Ronald L. Jensen is the President and Director of UA Plus, Inc. and owns 70% of its common stock. On June 1, 1998, Ronald L. Jensen donated all of his shares of UA Plus, Inc., which owns 402,064 shares of Common Stock of the Issuer, to the RJ and GJ Jensen Foundation, a 501(c)(3) entity. Thus, Ronald L. Jensen has no beneficial ownership and no dispositive power over these shares of Common Stock of the Issuer.

    Other than as described above, or as is otherwise contemplated by the Stock Exchange Agreement, no reporting person covered by this Amended Schedule 13D has any plans or proposals that would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                            Amended Schedule 13D
 CUSIP NO. 054529 20 1                                         Page 6 of 10
           ------------                                            ---  ----

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)       any action similar to any of those enumerated above.

                                Amended Schedule 13D

CUSIP NO.    054529 20 1                               Page   7  of   10
          ---------------                                   ----    -------
ITEM 5.   Interest in Securities of Issuer

Ronald L. Jensen

a. Mr. Ronald L. Jensen beneficially owns 954,321 shares of Common Stock of the Issuer. The 954,321 shares of Common Stock of the Issuer beneficially owned by Mr. Ronald L. Jensen constitute 8.3% of the outstanding Common Stock of the Issuer.

b. Mr. Ronald L. Jensen has the sole power to vote or to direct the vote of the 954,321 shares of Common Stock of the Issuer held directly by Mr. Ronald L. Jensen.

c.       Other than the transactions described in Item 4 of this Amended
         Schedule 13D, no transactions in the Common Stock of the Issuer were effected in the past 60 days by Mr. Ronald L. Jensen.

d. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Ronald L. Jensen.

e.       Not applicable.

United Group Association, Inc.
------------------------------

a. United Group Association, Inc. does not beneficially own any shares of Common Stock of the Issuer.

b.       Not applicable.

c. Other than the distribution to Ronald L. Jensen and Gladys Jensen described in Item 4 of this Amended Schedule 13D , no transactions in the Common Stock of the Issuer were effected in the past 60 days by United Group Association, Inc.

d.       Not applicable.

e. On June 1, 1998, United Group Association, Inc. ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer.

                            Amended Schedule 13D

CUSIP NO.  054529 20 1                            Page   8  of  10
           ------------                                ------- -------


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         (a)      Stock Exchange Agreement
                  ------------------------

                  The Stock Exchange Agreement sets forth the terms pursuant to which each of the reporting persons covered by this Amended Schedule 13D acquired their shares of Common Stock of the Issuer. A copy of the Stock Exchange Agreement is attached to this Amended Schedule 13D and incorporated herein by reference.

         (b)      Registration Rights Agreement

                  The Issuer has entered into a Registration Rights and Lock-up Agreement, dated December 1, 1997 (the "Registration Rights Agreement"), with Matrix on behalf of the former stockholders of Matrix. The following discussion provides only a summary of certain provisions of the Registration Rights Agreement. A copy of the Registration Right Agreement is attached to this Amended
                  Schedule 13D and incorporated herein by reference.

                  The Registration Rights Agreement requires that the Issuer use its best efforts (i) to become listed on the Smallcap Market or National Market of the NASDAQ Stock Market, Inc., (ii) to file a shelf Registration Statement providing for the sale by the former stockholders of Matrix of all securities issued to them pursuant to the Stock Exchange Agreement and (iii) to cause such Registration Statement to become effective as soon as practical thereafter. The Registration Rights Agreement also grants the former Matrix stockholders the right on two separate occasions to demand that the Issuer file a Registration Statement on their behalf covering the resale of their Common Stock of the Issuer if the Issuer is unable to qualify for listing on the Smallcap Market or National Market or is otherwise unable to qualify for use of a Shelf Registration Statement within six months of December 1, 1997.

         (c)      Each of the reporting persons covered by this Amended
                  Schedule 13D are parties to the Registration
                  Rights Agreement.

                  As such, each of the reporting persons covered by this Amended Schedule 13D has agreed for a period of two years from December 1, 1997 not to offer, pledge, sell, or otherwise dispose of any of the shares of Common Stock of the Issuer issued to such persons pursuant to the Stock Exchange Agreement.

         (d) Other than the contracts described herein, none of the reporting persons covered by this Amended Schedule 13D have entered into any contracts, arrangements, understandings or relationships with any person pertaining to Common Stock of the Issuer.

                            Amended Schedule 13D
 CUSIP NO. 054529 20 1                                      Page 9 of 10
          --------------                                        ---  ----

ITEM 7.   Material to be Filed as Exhibits

    99.A   --    Registration Rights and Lock-Up Agreement, dated as
                 of December 1, 1997 by and between the Issuer and Matrix Telecom, Inc.

    99.B   --    Agreement relating to filing joint Amended Schedule 13D.

    99.C   --    Stock Exchange Agreement, dated April 29, 1997, between
                 the Issuer and Matrix Telecom, Inc.

    99.D   --    Amendment to the Stock Exchange Agreement, dated August
                 25, 1997 between the Issuer and Matrix Telecom, Inc.

                           Amended Schedule 13D


CUSIP NO.    054529 20 1                              Page  10   of   10
         ------------------                                ----     -------

                     DISCLAIMER PURSUANT TO RULE 13d-4
                     ----------------------------------
         Because, pursuant to the Registration Rights Agreement, each of the reporting persons covered by this Amended Schedule 13D agreed to certain restrictions on transfer of the shares issued to such persons pursuant to the Stock Exchange Agreement, such persons may be deemed to constitute a "group" for purposes of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"). Nothing in this statement shall be construed as an admission that any reporting person identified herein is, for purposes of Section 13(d) or 13(g) of the Exchange Act, or otherwise, the beneficial owner of any securities of the Issuer covered by this Amended Schedule 13D, except for those securities identified as being beneficially owned by such reporting person herein.

                            Amended Schedule 13D

CUSIP NO   054529 20 1                                 Page 11  of  10
        -----------------                                  ----   -------


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify as of this 8th day of June, 1998 that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall constitute an original.

                                    United Group Association, Inc.


                                    By: /s/ Ronald L. Jensen
                                       -------------------------
                                    Name:   Ronald L. Jensen
                                         -----------------------
                                    Title:    President
                                          ----------------------




                                   /s/   Ronald L. Jensen
                                   -----------------------------
                                         Ronald L. Jensen

                                 APPENDIX A


Capitalized terms used but not defined herein shall have the respective meanings assigned such terms in the Amended Schedule 13D of AvTel
Communications, Inc. to which this is attached as Appendix A.

(a ) Executive Officers and Directors Of United Group Association, Inc. Set forth below are the name and positions held of each director and executive officer of United Group Association, Inc. ("UGA"). References to persons listed below include persons sharing beneficial ownership of Common Stock of the Issuer with a director or executive officer. Unless otherwise noted, the principal occupation or employment of each person listed below is his or her position with UGA. The address of each person for purposes of this Amended Schedule 13D is c/o United Group Association, Inc., 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.

      All persons listed below are U.S. citizens. During the last five years, to the best knowledge of UGA, none of the persons listed below has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Ronald L. Jensen
             Director and President

             Mr. Ronald L. Jensen is one of the reporting persons filing the joint Amended Schedule 13D to which this Appendix A is attached. Information regarding Mr. Ronald L. Jensen is presented in such Amended Schedule 13D.


       Gary L. Friedman
             Director and Treasurer

             Mr. Gary L. Friedman's address for purposes of this Amended
             Schedule 13D is c/o United Group Association, 4001 McEwen Drive, Suite 200, Dallas, Texas 75244. Mr. Gary L. Friedman owns 144,173 shares of Common Stock of the Issuer constituting 1.5% of the Issuer's issued and outstanding Common Stock. Mr. Gary L. Friedman has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of such Common Stock.

       Jeffrey J. Jensen
             Director and Vice-President

             Mr. Jeffrey J. Jensen's address for purposes of this Amended
             Schedule 13D is c/o United Group Association, 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.


        Cymun Horner
             Secretary

             Mr. Cymun Horner's address for purposes of this Amended Schedule 13D is c/o United Group Association, 4001 McEwen Drive, Suite 200, Dallas, Texas 75244.

To the best knowledge of the reporting persons, none of the persons listed above has any further information to report in response to Items 2-6 of Amended Schedule 13D.

                               EXHIBIT INDEX
                               --------------
Exhibit
Number                  Description
-------                 -----------


 99.A        --       Registration Rights and Lock-Up
                      Agreement, dated as of February 15,
                      1994, by and among Amli Residential
                      Properties Trust and the Persons listed on Schedule A thereof (previously filed).

 99.B        --       Agreement relating to filing joint Amended
                      Schedule 13D.

 99.C        --       Stock Exchange Agreement, dated April
                      29, 1997 between the Issuer and Matrix
                      Telecom, Inc.

 99.D        --       Amendment to Stock Exchange
                      Agreement, dated August 25, 1997
                      between the Issuer and Matrix Telecom,
                      Inc.